Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com

October 21, 2011

Era Anagnosti

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Euramax International, Inc.

Registration Statement on Form S-4

Filed August 30, 2011

File No.: 333-176561

Dear Ms. Anagnosti:

This letter sets forth the response of Euramax International, Inc. (the “Corporation” or “Euramax”) to the comment letter, dated September 26, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Euramax’s Registration Statement on Form S-4 filed on August 30, 2011 (the “Registration Statement”).  This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

General

1.               We note that you are registering the new 9½% Senior Secured Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). Please also refer to the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter, signed on behalf of each registrant, stating that you are registering the exchange offer in reliance on our position contained in these letters and including the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

The Corporation has filed as correspondence in connection with the Amended Registration Statement a supplemental letter stating that the Corporation is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-

Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2.               Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. Please refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response:

In response to the Staff’s comment, the Corporation confirms supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Corporation further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”).  Additionally, the Corporation has changed the 5:00 p.m. expiration time to a 12:00 midnight expiration time on the cover page of the prospectus and on pages 10, 134, and 139 of the Amended Registration Statement. Accordingly, the Corporation confirms that the offer will be open at least through midnight on the 20th business day.

3.               As they are separate securities and are being registered, please include the guarantees on the cover page. Please refer to Item 501(b)(2) of Regulation S-K. In addition, briefly disclose that the exchange notes will be guaranteed by your parent entity and all of your material domestic subsidiaries, and that the guarantees of the guarantors will be joint and several, full and unconditional. Please include similar disclosure on page 141 under “The Note Guarantees” discussion.

Response:

In response to the Staff’s comment, the Corporation has added additional disclosure on the cover page of the prospectus and on page 144 of the Amended Registration Statement.

Industry, Ranking and Material Data, page ii

4.               You disclose that market and industry data is “inherently imprecise” and that it cannot always be verified for a number of reasons. As you are responsible for the information that you choose to include in the prospectus, please either clearly clarify the extent to which you are cautioning investors in their evaluation of this data and more clearly express the company’s views regarding the reliability of the data and statistics in your prospectus, or otherwise remove this disclaimer.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure and removed the disclaimer on page ii of the Amended Registration Statement.

Corporate Information, page 8

5.               Please disclose here that you are the wholly owned operating subsidiary of Euramax Holdings, Inc.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 8 of the Amended Registration Statement to disclose that the Corporation is the wholly-owned operating subsidiary of Euramax Holdings, Inc.

The Exchange Offer, page 10

Certain United States Federal Tax Considerations, page 11

6.               Please revise this heading to clarify that the disclosure discusses the “material” tax consequences of the share exchange. Use of the word “certain” implies that there could be material tax consequences that you have chosen not to discuss. Please comply with this comment also with respect to your tax disclosure on page 233.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages i, 11, 236, 239, 240 and 241 of the Amended Registration Statement.

Summary Historical Consolidated Financial Data, page 17

7.               We note the “Non-recurring expenses” in the table on page 18. Please revise to disclose the nature of these expenses for each period presented.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 18 of the Amended Registration Statement.

Risk Factors, page 19

8.               We note your disclosure in the last sentence of the introductory paragraph about currently immaterial risks which in the future may be deemed to represent risks material to your business. Please note that your risk factor disclosure should discuss only material risks that are currently affecting your business. Please remove or revise your disclosure to only address such currently material risks.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure in the introductory paragraph on page 19 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition . . . ., page 59

Results of Operations, page 63

9.               You disclose on page 68 that in the second half of 2010 you experienced a “one time” volume decline that impacted net sales to your U.S. Residential Building Products segment as you implemented supply chain changes that enabled certain customers to reduce their inventory of your products. Please revise to quantify the impact of this one time volume decline, to the extent material. Refer to Item 303(a)(3)(i) of Regulation SK. Additionally, revise to discuss the purpose of these supply chain changes and the short- and long-term financial and/or operational impacts, if any, therefrom.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 68 to exclude a discussion of the one time volume decline in the second half of 2010 as the estimated impact to net sales of approximately $1.0 million, which is less than 0.5% of consolidated net sales, was determined to be immaterial.

Liquidity and Capital Resources, page 76

10.         You discuss on page 78 that there is a minimum consolidated fixed charge coverage ratio of at least 1.15 to 1.00 associated with the ABL Credit Facility, but that as of July 1, 2011, you were not required to meet this ratio. However, on page 38 you state “[Y]our fixed charge coverage ratio (as defined in the indenture which governs the exchange notes) is currently significantly less than 2:1. Accordingly, we are currently unable to incur debt under the ratio test included in the indenture. In addition, our secured debt ratio (as defined in the indenture which governs the exchange notes) is currently significantly higher than 3.75:1, which significantly limits our ability to incur secured debt.” Given your substantial indebtedness, please revise to disclose the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts, for each financial covenant under each debt instrument as of the most recent balance sheet date, including the ABL Credit Facility, the Senior Secured Notes and Senior Unsecured Loan Facility. Please revise your filing to disclose whether you were in compliance with these covenants as of July 1, 2011. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comments, the Corporation has revised the disclosure on pages 80 and 81 of the Amended Registration Statement.

Critical Accounting Policies, page 84

11.         We note your discussion of goodwill and intangible assets on pages 85-87. Please revise to explain why no goodwill impairment was warranted during fiscal 2009, given, among other things, the June 2009 Debt Restructuring and your apparent insolvency (mentioned on page F-29). Disclose whether you performed a goodwill impairment test about the time of the Restructuring, based on the guidance set forth in ASC 350-20-35-30, and the extent to which you considered certain impairment indicators, such as the adverse 2009 operating results and your insolvency. If you performed at least a Step 1 test at that time, please provide it to us and revise to disclose in MD&A the specific estimates and assumptions that enabled you to conclude that no impairment was considered necessary. Finally, please send us your fiscal 2008 and 2009 goodwill impairment test calculations.

Response:

In response to the Staff’s comment, the Corporation has revised its discussion of goodwill and intangible assets on page 87 to clarify that impairment indicators related to the eventual Restructuring and related insolvency existed at the end of fiscal 2008 and were considered in the Corporation’s 2008 goodwill impairment analysis, which resulted in a $345 million impairment charge to Goodwill.

As further clarification, the Corporation’s disclosure regarding the June 2009 Restructuring (contained on pages 76-77 of the S-4) states that the Restructuring was preceded by a series of forbearance and limited waiver agreements beginning in November 2008, under which our lenders agreed to forbear exercising their rights, including accelerating repayment of the outstanding debt, with respect to named events of default primarily related to financial covenant compliance.  These events of default were related to declines in net sales and operating results and substantial uncertainty related to the duration of the economic downturn. The revised goodwill discussion on page 87 clarifies that these impairment indicators were identified and considered in the fiscal 2008 impairment test.

ASC 350-20-35-20 requires Goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As described above, the events and circumstances surrounding the Restructuring, related insolvency and declines in operating results were present at the time of our fiscal 2008 impairment analysis. In June 2009, when the Restructuring was finalized, the Corporation determined that no events or circumstances had changed which more likely than not would reduce the fair value of the reporting unit below its carrying amount. Specifically, the finalization of the Restructuring removed uncertainty related to the Corporation’s solvency and removed the immediate risk of payment default. Furthermore, although a specific Step 1 analysis was not performed at the time of the Restructuring, a separate business valuation of the Corporation was prepared by a valuation specialist as part of the Restructuring negotiations to determine an estimated enterprise value of Euramax. This enterprise valuation resulted in a comparable value to our fiscal 2008 valuation. Accordingly, the Corporation believed these results provided additional support to its assertion that a Step 1 analysis was not necessary at the time of the Restructuring.

The Corporation believes the revised disclosure clarifies why the finalization of the Restructuring in June 2009 and the related insolvency did not warrant an interim goodwill impairment test as required by ASC 350-20-35-20, as these indicators existed in the prior year, these indicators were considered in the Corporation’s fiscal 2008 impairment and there were no changes in the events or circumstances that would have reduced the fair value of goodwill.

In addition to the items identified above, operating results of the Corporation improved significantly during the second half of 2009 as pent up demand was released by customers in many of the Corporation’s end markets. The Staff refers to “adverse 2009 operating results”—although the Corporation’s overall 2009 results decreased compared to 2008, the Corporation’s 2009 performance exceeded forecasted results used in the 2008 impairment analysis, which had anticipated continuing economic uncertainty.  In February 2010, while the Corporation was still finalizing its fiscal 2009 goodwill impairment test, the Corporation was approached by several investment banks regarding the potential for an initial public offering as a result of positive valuations of the Company. These factors, along with the valuation performed as of December 25, 2009, support that no goodwill impairment was warranted during 2009.

Please see Exhibits A and B to this letter for the Corporation’s fiscal 2008 and fiscal 2009 goodwill impairment analysis, which are being submitted to the Staff on a supplemental basis. The Corporation hereby requests confidential treatment with respect to Exhibits A and B pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

Business, page 88

Customer Groups, page 99

12.   Please tell us what consideration you have given to naming your largest customer which accounted for 11% of your 2010 net sales. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 20 and 101 of the Amended Registration Statement.

Management, page 108

Executive Officers and Directors, page 108

13.         We note that you have provided Item 401 disclosure only for your parent entity. Please provide the required information for Euramax International.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 110 and 112 of the Amended Registration Statement to include Item 401 disclosure for the Corporation.

Executive Compensation, page 111

Compensation Discussion and Analysis, page 111

Executive Compensation Philosophy and Objectives, page 111

14.         Please reconcile your statement on page 111 that “[you] expect to continue to provide [y]our NEOs with a majority of their compensation in the form of “at-risk” compensation” with the form of the compensation actually received by your NEOs for 2010, the majority of which does not appear to have been “at-risk.”

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 114 of the Amended Registration Statement.

Setting Executive Compensations, page 112

15.         Please identify or describe the types of surveys the CEO takes into consideration in making his compensation recommendations.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 115-116 of the Amended Registration Statement.

16.         We note your disclosure regarding the compensation committee’s engagement of the Hay Group in late 2010. Please clarify whether, for purposes of setting year 2010 compensation, the compensation committee engaged the services of an outside consultant, and to the extent applicable, the role that the compensation consultant played in setting the 2010 compensation levels.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 116 of the Amended Registration Statement.

17.         You disclose that the compensation packages approved by the compensation committee are designed, among other things, to be competitive in your industry. Please expand your disclosure to discuss how the committee assessed the competitiveness of the 2010 compensation.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 116 of the Amended Registration Statement.

Performance-Based Cash Incentives, page 115

18.         Please disclose the respective targets for each of the three corporate goals under the bonus plan for fiscal year 2010. Refer to Item 402(b)(2)(v) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 119 of the Amended Registration Statement to disclose the respective targets.

Potential Payments Upon Termination of Employment and a Change in Control, page 121

19.         With respect to Messrs. Anderson and Hummel, please disclose whether the payments received in connection with a termination or change in control event would be paid in a lump sum or annually, and to the extent relevant, discuss the frequency of such payments. Please refer to Item 402(j)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 125 and 127 of the Amended Registration Statement.

The Exchange Offer, page 130

Purpose of the Exchange Offer, page 130

20.         It appears there are registration payment arrangements associated with the exchange offer. If so, please revise to provide the information set forth in ASC Topic 825-20-50- 1b-f.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 133, F-58 and F-59 of the Amended Registration Statement to provide the information set forth in ASC Topic 825-20-50-1(b) — (f).

Terms of the Exchange Offer, page 130

21.         Please advise us as to how oral notice of any extension, termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response:

The Corporation advises the Staff that the Corporation will provide written, but not oral, notice of any extension, termination or amendment.  The Corporation has revised the disclosure on page 134 of the Amended Registration Statement.

Conditions to the Exchange Offer, page 136

22.         An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as “threatened” actions or proceedings, or “government approvals which [you] deem necessary” as it is unclear how they could be objectively determined. To the extent they are any government approvals which you must obtain prior to the consummation of the exchange offer, please describe them.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on pages 139-140 of the Amended Registration Statement to remove references to conditions that may not be objectively determined.

December 31, 2010 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

23.         Your auditors reference a financial statement schedule at Item 22(b) in the Index. Please have your auditors revise their report to change the reference to Item 21(b), if true.

Response:

In response to the Staff’s comment, the Corporation has caused its auditors to revise their report on page F-2 of the Amended Registration Statement.

July 1, 2011 Financial Statements

Statement of Cash Flows, page F-55

24.         Please explain to us how the $2.7 million effect of exchange rate changes on cash was computed.

Response:

The Company’s statement of cash flows reports the U.S. dollar equivalent of foreign currency cash flows at an appropriately weighted average exchange rate for the period as permitted by ASC 830-23-45-1. As noted in the Staff’s comment, the effect of exchange rate changes on cash balances held in foreign currencies are presented in a separate line item as part of the reconciliation of the change in cash and cash equivalents.

For each foreign operation, the Company analyzes the effect of exchange rate fluctuations on changes in balance sheet accounts for which gross receipts and payments are present on the Statement of Cash Flows, such as fixed assets and long-term debt, as well as for items presented net in the statement of cash flows, including accounts receivable, inventories, and accounts payable, among others.  The U.S. dollar change in each of these foreign denominated asset and liability accounts (converted to U.S. dollars at the rate of exchange existing on the beginning and ending balance sheet dates) is adjusted to exclude non-cash exchange rate changes.  The example following this paragraph illustrates this calculation for one balance sheet account denominated in British pound sterling (GBP). The foreign currency impact, less any translation adjustment, is recorded within the effect of exchange rate changes on cash and cash equivalents. These amounts, recorded within the effects of exchange rate changes on cash, are the result of using average rates in our calculation.

Exchange Rates	GBP
12/31/2010 Spot Rate	1.5599
7/1/2011 Spot Rate	1.6075
Average Rate for 6 months ended	1.6043

Accounts Receivable	GBP
12/31/2010	£13,333
07/01/2011	£13,928

Exchange impact (U.S. $) (1)	$637

US $
12/31/2010	$20,797
07/01/2011	$22,389
U.S. dollar balance sheet change	$1,592
Less exchange impact	637
Reported as change in operating assets liabilities within SOCF	$955

(1) FX impact includes impact on beginning balance (difference between 12/31/2010 spot and 7/1/2011 spot) and impact on change in local currency balance (difference in average rate for the period and 7/1/2011 rate).

12. Supplemental Guarantor Condensed Financial Information, page F-68

25.         Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flow amounts for the “Issuer”. It is unclear how the “Issuer” can generate positive operating cash flow as shown on page F-73 given the absence of any revenue transactions. Further, please tell us and revise to disclose whether all of the subsidiary guarantors are 100% owned by the parent. Tell us also whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Rule 3-10(i)(8) and (9) of Regulation S-X.

Response:

The Corporation has provided the specific operating cash inflows and outflows for the Issuer in the following table. Operating cash flows for the Issuer for the six months ended July 1, 2011 are the result of a dividend payment from a non-guarantor to the Issuer.

Dollars in Thousands

Issuer
Operating activities
Net loss	$(10,160)
Reconciliation of net loss to net cash provided by operating activities:
Pay-in-kind interest	5,342
Amortization of deferred financing fees	578
Amortization of debt discount	91
Share-based compensation	1,297
Loss on extinguishment of 1st lien credit agreement	1,477
Deferred income taxes	(2,476)
Dividend received from non-guarantor	146,083
Equity earnings in subsidiaries	(4,518)
Net change in operating assets and liabilities	13,290
Net cash provided by operating activities	$151,004

In addition, in response to the Staff’s comments, the Corporation has revised the disclosure on page F-68 of the Amended Registration Statement.  The Corporation further advises the Staff that there are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries.

Part II — Information Not Required in Prospectus, page II-1

Exhibits

General

26.         The documents filed as Exhibits 3.1, 3.3 and 3.4 do not appear to correspond to the descriptions of those exhibits in the exhibit index. For example, the document filed as Exhibit 3.1 is the certificate of incorporation of Euramax Newco, Inc. and not the certificate of incorporation of Euramax International, Inc., as stated in the exhibit index (you appear to have filed the Euramax International, Inc. certificate of incorporation as Exhibit 3.3). Please ensure that you file the currently effective certificate of incorporation and bylaws, as amended, for each registrant.

Response:

The Corporation respectfully advises the Staff that the documents filed as Exhibits 3.1 through 3.26 of the Registration Statement correspond to their respective descriptions in the exhibit index of the Registration Statement as of the filing date of the Registration Statement.  For example, Exhibit 3.1 to the Registration Statement is described in the exhibit index as the “Certificate of Incorporation of Euramax International, Inc.,” and the documents filed as part of Exhibit 3.1 include the original certificate of incorporation of “Euramax Newco, Inc.” as well as a certificate of amendment changing the entity’s name to “Euramax International, Inc.”  Additionally, Exhibit 3.3 to the Registration Statement is described in the exhibit index as the “Certificate of Incorporation of Euramax Holdings, Inc.,” and the documents filed as part of Exhibit 3.3 include the original certificate of incorporation of “Euramax International, Inc.” as well as a certificate of amendment changing the entity’s name to “Euramax Holdings, Inc.”

The certificates of incorporation originally filed as Exhibits 3.1, 3.3, 3.5, 3.7, 3.9, 3.11, 3.13, 3.15, 3.17, 3.19, 3.21, 3.23 and 3.25 to the Registration Statement include the original certificates of incorporation and all amendments thereto reflecting, among other things, name changes to each entity, as applicable.

In response to the Staff’s comment, the Corporation has filed amended and restated bylaws of certain of the Corporation’s co-registrants as Exhibits 3.4, 3.14, 3.16, 3.18, and 3.20 to the Amended Registration Statement to reflect the current names of such co-registrants.

27.         With respect to the other co-registrants, please file as exhibits any amendments to their currently effective corporate documents. Please refer to Item 601(b)(3) of Regulation S-K. For example, we note that Exhibit 3.13 represents the certificate of incorporation for Sailor FMG., Inc., and that no certificate of amendment has been filed to reflect a name change to “Amerimax Richmond Company.” See also Exhibits 3.14, 3.15, 3.17, 3.19, 3.21, 3.23 and 3.25.

Response:

The Corporation respectfully advises the Staff that the certificates of incorporation of the Corporation’s co-registrants filed as Exhibits 3.3, 3.5, 3.7, 3.9, 3.11, 3.13, 3.15, 3.17, 3.19, 3.21, 3.23 and 3.25 to the Registration Statement include the original certificates of incorporation and all amendments thereto reflecting, among other things, name changes to each entity, as applicable.  For example, Exhibit 3.13 to the Registration Statement includes the original certificate of incorporation of “Sailor MFG., Inc.” as well as articles of amendment changing the entity’s name to “Amerimax Richmond Company.”

In response to the Staff’s comment, the Corporation has filed amended and restated bylaws of certain of the Corporation’s co-registrants as Exhibits 3.4, 3.14, 3.16, 3.18, and 3.20 to the Amended Registration Statement to reflect the current names of such co-registrants.

Exhibit 10.1 — Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, dated March 18, 2011

28.         Throughout the agreement we note references to various exhibits and schedules which appear to be missing. Please file the complete copy of the agreement, including all of its schedules and exhibits, with your next amendment. We make a similar observation with respect to the schedules of the Credit and Guaranty Agreement, dated as of March 3, 2011 (Exhibit 10.4).

Response:

In response to the Staff’s comment, the Corporation has filed the complete copies of the Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, dated March 18, 2011 and the Credit and Guaranty Agreement, dated as of March 3, 2011, as Exhibits 10.1 and 10.4, respectively, to the Amended Registration Statement, including all exhibits and schedules.

Exhibit 10.8 — Stockholders Agreement, dated June 29, 2009

29.         It appears that the stockholders’ signature page is missing from the agreement. Please file a complete copy of the agreement with your next amendment.

Response:

In response to the Staff’s comment, the Corporation has filed a complete copy of the Stockholder’s Agreement with the Amended Registration Statement. The Corporation has also filed request for confidential treatment with respect to portions of such agreement.

Exhibit 5.1 — Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

30.         Please have counsel revise clause (ii) in the second full paragraph on page two of the opinion to exclude all Guarantors, given that with respect to state law matters counsel has relied on the respective opinions of Baker and Daniels LLP, and Dilworth Paxson LLP and it may not assume them.

Response:

In response to the Staff’s comments, the Corporation has caused counsel to revise its opinion on page 2 of Exhibit 5.1 filed with the Amended Registration Statement.

31.         Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in paragraph B on page three of the opinion. Please ensure that counsel discusses the relevant sections of the Documents subject to the noted qualifications, and not merely the possibility that the Documents may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in paragraphs A and C of the opinion would be objectionable. We may have further comments following the review of your response.

Response:

Please see Exhibit C to this letter for the Corporation’s response to this comment, which is being submitted to the Staff on a supplemental basis.  The Corporation hereby requests confidential treatment with respect to Exhibit C pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

Exhibit 5.3 — Opinion of Dilworth Paxson LLP

32.         We note that in the last paragraph of page three of the opinion, counsel states that the opinion may only be relied upon by you. Please have counsel revise its opinion to remove this limitation.

Response:

In response to the Staff’s comment, the Corporation has caused counsel to revise its opinion to remove the limitation on page 3 of Exhibit 5.3 filed with the Amended Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:	Dieter King, Securities & Exchange Commission
Jenn Do, Securities & Exchange Commission
Al Pavot, Securities & Exchange Commission
Mitchell Lewis, Euramax International, Inc.
R. Scott Vansant, Euramax International, Inc.
Kevin Miller, Euramax International, Inc.